UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Michael W. Michelson
   Kohlberg Kravis Roberts & Co.
2800 Sand Hill Road
Suite 200
   CA, Menlo Park 94025
2. Issuer Name and Ticker or Trading Symbol
   AutoZone, Inc. (AZO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/3/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |12/3/ |M   | |1000              |A  |32.7183    |                   |D     |                           |
                           |2002  |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/3/ |M   | |1000              |A  |32.7813    |                   |D     |                           |
                           |2002  |    | |                  |   |           |                   |      |                           |
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Common Stock               |12/3/ |M   | |1000              |A  |35.0625    |514883             |D     |                           |
                           |2002  |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Appreciation Rig|        |12/2/|A   | |22.5       |A  |2    |3    |Common Stock|22.5   |81.63  |4570.1      |D  |            |
hts 1                 |        | 2002|    | |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Op|35.0625 |12/3/|M   | |1000       |D  |3/17/|3/17/|Common Stock|1000   |       |0           |D  |            |
tion (right to buy) 4 |        | 2002|    | |           |   |2001 |2008 |            |       |       |            |   |            |
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Non-Qualified Stock Op|32.7813 |12/3/|M   | |1000       |D  |12/31|12/31|Common Stock|1000   |       |0           |D  |            |
tions (right to buy) 4|        | 2002|    | |           |   |/2001|/2008|            |       |       |            |   |            |
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Non-Qualified Stock Op|32.7813 |12/3/|M   | |1000       |D  |1/1/2|1/1/2|Common Stock|1000   |       |0           |D  |            |
tions (right to buy) 4|        | 2002|    | |           |   |002  |009  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Granted in accordance with the AutoZone, Inc. 1998 Director Compensation
Plan.
2. Stock Appreciation Rights are convertible to Common Stock or cash immediately upon termination as a director.
3. Stock Appreciation Rights do not expire.
4. Granted in accordance with the AutoZone, Inc. Directors Stock Option Plan.